EXHIBIT I



TEEKAY LNG PARTNERS L.P.

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS REPORTS
FIRST QUARTER RESULTS

Highlights

- Generated distributable cash flow of $21.9 million in the first quarter, up 22 percent from the same quarter of the prior year.
- Declared a cash distribution of $0.53 per unit for the first quarter, up 14.6 percent from the same quarter of the prior year.
- Today announced accretive acquisition of two LPG carriers and associated 15-year fixed-rate contracts.
- On April 1, 2008, acquired two Kenai LNG carriers from Teekay Corporation for $230 million.
- Will recommend an increase to the next quarterly cash distribution as a result of the Kenai LNG acquisition.

Hamilton, Bermuda, May 14, 2008 - Teekay LNG Partners L.P. (*Teekay LNG* or *the Partnership*) (NYSE: TGP) today reported a net loss of $25.0 million for the quarter ended March 31, 2008, compared to net income of $1.4 million for the same period last year. The results for the first quarters of 2008 and 2007 included foreign currency translation losses of $33.9 million and $4.8 million, respectively, primarily relating to long-term debt denominated in Euros, non-cash expenses of $4.5 million and $2.9 million, respectively, primarily relating to the accounting consolidation of the Tangguh and RasGas 3 vessels (which the Partnership had not yet acquired as at March 31, 2008) and non-cash interest expense. Net voyage revenues[1] for the first quarter of 2008 increased to $65.7 million from $58.1 million in the same quarter of the prior year.

During the three months ended March 31, 2008, the Partnership generated $21.9 million in distributable cash flow[2], compared to $17.9 million for the same quarter of the prior year. For the quarter ended March 31, 2008, the Partnership declared a cash distribution of $0.53 per unit. The cash distribution is payable on May 15, 2008 to all unitholders of record on May 8, 2008.

The Partnership's Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership's cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the income statement, as reflected in the foreign exchange losses discussed above for the three months ended March 31, 2008 and 2007, respectively.

Skaugen LPG Carrier Acquisition

The Partnership today announced that it has agreed to acquire two advanced 12,000 cubic meter Multigas ships capable of carrying LNG, LPG and Ethylene for a total cost of approximately $94 million. Teekay Corporation (*Teekay*) has agreed to takeover the existing shipbuilding contracts for these vessels from subsidiaries of IM Skaugen ASA (*Skaugen*) and Teekay LNG has agreed to acquire the vessels from Teekay upon their delivery. The vessels are expected to deliver in the first and second quarter of 2010 and will then immediately commence service on 15-year fixed-rate charters to Skaugen, collectively generating approximately $9.5 million per annum in operating cash flow to the Partnership.

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(1) Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(2) Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix A for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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Kenai LNG

On April 1, 2008, the Partnership acquired two 1993-built, 88,000 cubic meter specialized LNG vessels, the *Arctic Spirit* and the *Polar Spirit*, from Teekay for a total cost of $230 million, and immediately chartered the vessels back to Teekay for a period of 10 years (plus options exercisable by Teekay to extend up to an additional 15 years). These charters are expected to generate approximately $27 million per annum in operating cash flow to the Partnership.

As a result of the Kenai LNG acquisition, management will recommend that the Board of Directors increase the Partnership's quarterly cash distribution by 4 percent, from $0.53 per unit to $0.55 per unit, commencing with the second quarter distribution to be paid in August 2008. Management also intends to recommend to the Board of Directors a further increase to the quarterly cash distribution after the delivery of the RasGas 3 vessels.

Operating Results

The following table highlights certain financial information for Teekay LNG's segments: the Liquefied Gas Segment and the Suezmax Segment (please refer to the "Teekay LNG Partners' Fleet" section of this release below and *Appendix B* for further details):

(in thousands of U.S. dollars)	Three Months Ended March 31, 2008 (unaudited)			Three Months Ended March 31, 2007 (unaudited)		
	Liquefied Gas Segment	Suezmax Segment	Total	Liquefied Gas Segment	Suezmax Segment	Total
Net voyage revenues	45,812	19,915	65,727	37,471	20,592	58,063
Vessel operating expenses	8,762	6,638	15,400	8,167	5,654	13,821
Depreciation & amortization	11,478	4,594	16,072	10,814	5,005	15,819
Cash flow from vessel operations*	35,083	11,284	46,367	27,516	13,208	40,724

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership's web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership's Liquefied Gas Segment increased to $35.1 million in the first quarter of 2008 from $27.5 million for the same quarter of the prior year, primarily reflecting the delivery of the last two RasGas II LNG carriers part way into the first quarter of 2007.

Suezmax Segment

Cash flow from vessel operations from the Partnership's Suezmax tankers decreased to $11.3 million for the first quarter of 2008 from $13.2 million for the same quarter of the prior year, primarily due to an increase in vessel operating expenses related mainly to higher insurance and repairs and maintenance costs and the depreciation of the U.S. dollar which increased Euro-denominated expenses (offset by higher Euro-denominated revenues in the Liquefied Gas Segment). In addition, the Partnership did not accrue for any profit share revenue on the Teide Spirit (which provides for additional revenues beyond the fixed-hire rate when spot tanker rates exceed a certain threshold level) in the first quarter of 2008, compared to $0.9 million in the first quarter of 2007. Since the profit share amount is determined on a calendar year basis, the profit share, if any, will be recognized in the fourth quarter of each year.

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Future LNG/LPG Projects

Below is a summary of LNG and LPG newbuildings which the Partnership has agreed to, or has the right to, acquire:

RasGas 3 LNG

The Partnership agreed to acquire Teekay's 40 percent interest in four 217,000 cubic meter newbuilding LNG carriers. One of these LNG carriers delivered in early May 2008 and the remaining three vessels are scheduled to deliver during the second quarter and early third quarter of 2008. Upon their deliveries, the vessels will provide transportation services to Ras Laffan Liquefied Natural Gas Co. Limited (3) (*RasGas 3*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum, at fixed rates, with inflation adjustments, for a period of 25 years, with options exercisable by RasGas 3 to extend up to a total of 35 years. Teekay's joint venture partner, Qatar Gas Transport Company, owns the remaining 60 percent interest in these vessels.

Skaugen LPG

Including the acquisition of the two Multigas ships announced today, the Partnership has agreed to acquire five LPG carriers from Skaugen that are currently under construction and will be purchased upon their delivery from the shipyard between late-2008 and mid-2010. Upon their delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen.

Tangguh LNG

The Partnership has agreed to acquire Teekay's 70 percent interest in two 155,000 cubic meter newbuilding LNG carriers scheduled to deliver during late-2008 and early-2009. Upon their deliveries, the vessels will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30 percent interest in these vessels.

Angola LNG

As previously announced, a consortium in which Teekay has a 33 percent interest, has agreed to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, and Total. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. In accordance with the Omnibus Agreement, Teekay is obligated to offer the Partnership its interest in these vessels and related charter contracts not later than 180 days before delivery of the newbuilding LNG carriers.

Teekay LNG's Fleet

The following table summarizes the Partnership's fleet as of May 6, 2008:

	Number of Vessels		
	Delivered Vessels	Committed Vessels	Total
LNG Carrier Fleet	10	5[1]	15
LPG Carrier Fleet	1	3[2]	4
Suezmax Tanker Fleet	8	-	8
Total	19	8	27

(1) Represents the 40 percent interest in three newbuilding LNG carriers relating to the RasGas 3 LNG project, and the 70 percent interest in two newbuilding LNG carriers relating to the Tangguh LNG project, as described above. Excludes Teekay's 33 percent interest in the four Angola LNG newbuildings, as described above.
(2) Represents the three Skaugen LPG carriers currently under construction, as described above.

Liquidity

As of March 31, 2008, the Partnership had total liquidity of $516.0 million, comprised of $94.6 million in cash and cash equivalents (of which, $50.5 million is only available for the Tangguh Joint Venture) and $421.4 million in undrawn medium-term revolving credit facilities, compared to total liquidity of $522.9 million at the end of the previous quarter.

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Teekay LNG Partners Follow-on Equity Offering

On April 23, 2008, Teekay LNG completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of approximately $143.75 million. Subsequently, on May 8, 2008, the underwriters exercised 50 percent, or 375,000 common units, of their 30-day over-allotment option for an additional $10.8 million in gross proceeds to Teekay LNG.   The underwriters can exercise the remaining amount of their over-allotment option before May 23, 2008.

Concurrent with the public offering, Teekay acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million. As a result of the above transactions, Teekay LNG has raised gross equity proceeds of $208.7 million (including the general partner's proportionate capital contribution), and Teekay's ownership of Teekay LNG has been reduced from 63.7 percent to 57.7 percent (including its 2 percent general partner interest).

The total net proceeds from the offerings of approximately $202.5 million will be used to reduce amounts outstanding under the Partnership's revolving credit facilities which were, and will be used to fund the acquisitions of the Kenai and RasGas 3 LNG vessels.

About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of fifteen LNG carriers, six LPG carriers and eight Suezmax class crude oil tankers. Five of the fifteen LNG carriers are newbuildings scheduled for delivery between the second quarter of 2008 and early 2009. Five of the six LPG carriers are newbuildings scheduled for delivery between late-2008 and mid-2010.

Teekay LNG Partners' common units trade on the New York Stock Exchange under the symbol "TGP".

Earnings Conference Call

The Partnership plans to host a conference call at 11:00 a.m. ET on Friday, May 16, 2008, to discuss the Partnership's results and the outlook for its business activities. The Partnership's earning presentation will be available on the Partnership's web site at www.teekaylng.com prior to the call. All unitholders and interested parties are invited to listen to the live conference call by dialing (866) 322-2356 or (416) 640-3405, or listen to the live conference call through the Partnership's web site. The Partnership plans to make available a recording of the conference call until midnight May 23, 2008 by dialing (888) 203-1112 or (647) 436-0148, access code 4840067, or via the Partnership's web site until June 16, 2008.

For Investor Relations enquiries contact:
Dave Drummond
Tel: +1 (604) 609-6442

For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605

Web site: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except unit data)

	Three Months Ended March 31, 2008 (unaudited)	Three Months Ended December 31, 2007 (unaudited)	Three Months Ended March 31, 2007 (unaudited)
VOYAGE REVENUES	66,022	66,476	58,329
OPERATING EXPENSES			
Voyage expenses	295	340	266
Vessel operating expenses	15,400	14,774	13,821
Depreciation and amortization	16,072	16,626	15,819
General and administrative	3,960	4,282	3,518
	35,727	36,022	33,424
Income from vessel operations	30,295	30,454	24,905
OTHER ITEMS			
Interest expense	(33,058)	(34,871)	(30,347)
Interest income	11,947	12,951	11,097
Income tax (expense) recovery	(323)	133	(453)
Foreign exchange loss	(33,891)	(9,204)	(4,800)
Other income – net	30	15	1,000
	(55,295)	(30,976)	(23,503)
Net (loss) income	(25,000)	(522)	1,402
Limited partners' units outstanding:			
Weighted-average number of common units outstanding			
- Basic and diluted	22,540,547	22,540,547	20,240,547
Weighted-average number of subordinated units outstanding			
- Basic and diluted	14,734,572	14,734,572	14,734,572
Weighted-average number of total units outstanding			
- Basic and diluted	37,275,119	37,275,119	34,975,119

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS [1]
(in thousands of U.S. dollars)

	As at March 31, 2008 (unaudited)	As at December 31, 2007 (unaudited)
ASSETS		
Cash and cash equivalents	94,593	91,891
Restricted cash – current	31,235	26,662
Other current assets	23,316	21,709
Restricted cash – long-term	663,321	652,567
Vessels and equipment	1,582,031	1,595,731
Advances on newbuilding contracts	318,551	240,773
Other assets	422,114	407,264
Intangible assets	148,652	150,935
Goodwill	39,279	39,279
Total Assets	3,323,092	3,226,811
LIABILITIES AND PARTNERS' EQUITY		
Accounts payable and accrued liabilities	56,197	42,587
Current portion of long-term debt and capital leases	191,860	187,636
Current portion of long-term debt related to newbuilding vessels to be delivered	52,180	27,152
Advances from affiliates and joint venture partners	47,545	40,950
Long-term debt and capital leases	1,627,250	1,586,073
Long-term debt related to newbuilding vessels to be delivered	470,149	421,536
Other long-term liabilities	104,646	63,437
Non-controlling interest [2]	153,611	158,077
Partners' equity	619,654	699,363
Total Liabilities and Partners' Equity	3,323,092	3,226,811

(1) With the Partnership's agreement on November 1, 2006 to acquire Teekay Corporation's 70 percent and 40 percent interests in the Tangguh and RasGas 3 projects, respectively, the Partnership is required to consolidate Tangguh and equity account for its investment in RasGas 3 under U.S. generally accepted accounting principles.

(2) As the Partnership is consolidating the Tangguh and RasGas 3 projects and, as at March 31, 2008, it had not yet acquired those interests as described in note (1) above, non-controlling interest includes 100 percent of the equity interest in the Tangguh project and the Partnership's 40 percent equity interest in the RasGas 3 project.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2008 (unaudited)	Three Months Ended March 31, 2007 (unaudited)
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net operating cash flow	31,032	13,806
FINANCING ACTIVITIES		
Proceeds from long-term debt	78,642	236,439
Capitalized loan costs	(1,083)	(232)
Scheduled repayments of long-term debt and capital leases	(11,395)	(6,607)
Net advances from affiliates	5,708	-
Net advances from (to) joint venture partners	578	(3,676)
Decrease (increase) in restricted cash	942	(81,966)
Cash distributions paid	(20,552)	(16,506)
Net financing cash flow	52,840	127,452
INVESTING ACTIVITIES		
Net advances to joint ventures	(3,085)	(61,601)
Purchase of Teekay Nakilat Holdings Corporation	-	(53,726)
Purchase of Dania Spirit L.L.C.	-	(18,546)
Expenditures for vessels and equipment	(78,085)	(849)
Net investing cash flow	(81,170)	(134,722)
Increase in cash and cash equivalents	2,702	6,536
Cash and cash equivalents, beginning of the period	91,891	28,871
Cash and cash equivalents, end of the period	94,593	35,407

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TEEKAY LNG PARTNERS L.P.
APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow *(DCF)*

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-controlling interest, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

	Three Months Ended March 31, 2008 (unaudited)
Net loss	(25,000)
Add:	
Depreciation and amortization	16,072
Foreign exchange loss	33,891
Income tax expense	323
Non-cash interest expense and other	4,527
Less:	
Estimated maintenance capital expenditures	5,980
Non-controlling interest recovery	95
Non-controlling owners’ share of DCF before estimated maintenance capital expenditures	1,857
Distributable Cash Flow	**21,881**

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TEEKAY LNG PARTNERS L.P.
APPENDIX B - SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2008 (unaudited)		
	Liquefied Gas Segment	**Suezmax Segment**	**Total**
Net voyage revenues [(1)]	45,812	19,915	65,727
Vessel operating expenses	8,762	6,638	15,400
Depreciation and amortization	11,478	4,594	16,072
General and administrative	1,967	1,993	3,960
Income from vessel operations	23,605	6,690	30,295

	Three Months Ended March 31, 2007 (unaudited)		
	Liquefied Gas Segment	**Suezmax Segment**	**Total**
Net voyage revenues [(1)]	37,471	20,592	58,063
Vessel operating expenses	8,167	5,654	13,821
Depreciation and amortization	10,814	5,005	15,819
General and administrative	1,788	1,730	3,518
Income from vessel operations	16,702	8,203	24,905

(1) Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership's web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Partnership's future growth prospects; the Partnership's estimated operating cash flow from the acquisition of the Kenai LNG vessels, and corresponding increases in cash distributions to unitholders; Teekay offering its interest in the Angola LNG Project vessels to the Partnership; the timing of the commencement of the RasGas 3 and Tangguh LNG projects, and corresponding increases in cash distributions to unitholders; the timing of LNG and LPG newbuilding deliveries; and the Partnership's exposure to foreign currency fluctuations, particularly in Euros. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure of Teekay GP LLC to authorize the proposed increase to the Partnership's cash distributions; the unit price of equity offerings to finance acquisitions, changes in production of LNG or LPG, either generally or in particular regions; required approvals by the conflicts committee of the board of directors of the Partnership's general partner to acquire any LNG projects offered to the Partnership by Teekay; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG project delays, shipyard production delays; the Partnership's ability to raise financing to purchase additional vessels or to pursue LNG or LPG projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2007. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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